UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                          URBANA.CA, INC.
             (FORMERLY INTEGRATED CARBONICS CORP.)
                         (Name of Issuer)

                            Common Stock
                 (Title of Class of Securities)

                            917075-10-3
                          (CUSIP Number)

Robert Hoegler, 804-750 West Pender St., Vancouver, B.C. Canada,
V6C2T8    (604) 682-8468
(Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                        December 31, 1999
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

1.  Names of Reporting Person and I.R.S. Identification No.

Robert Hoegler (714-687-340)

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

Not Applicable.

3.  SEC Use Only


4.  Source of Funds.

Not Applicable

5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e).

Not Applicable

6.  Citizenship or Place of Organization

Canadian

Number of shares beneficially owned by each reporting person with:


7.  Sole Voting Power

None

8.  Shared Voting Power

None

9.  Sole Dispositive Power

None

10.  Shared Dispositive Power

None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

None

12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares.

None

13.  Percent of Class Represented by Amount in Row (11).

None

14.  Type of Reporting Person.

Individual


Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock. The name and address of the principal executive offices of the issuer of such securities is Robert Tyson, 750 West Pender Street, Suit 804, Vancouver, B.C. Canada V6C2T8.

Item 2.  Identity and Background

The identity and background for the person filing this statement is as follows:

Robert Hoegler
804-750 West Pender Street
Vancouver, B.C. Canada V6C2T8
Consultant, MCA Equities LTD, 804-750
West Pender Street, Vancouver, B.C.
Canada V6C2T8

Robert Hoegler has not, during the last five years, been convicted in a criminal proceeding;

Robert Hoegler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction;

Robert Hoegler is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Not Applicable.

Item 5.  Interest in Securities of the Issuer

Robert Hoegler ceased to be the beneficial owner of more than five percent of the class of securities effective December 31, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not Applicable.

Item 7.  Material to Be Filed as Exhibits

Not Applicable.


                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 30, 2000                  /s/ Robert Hoegler, Director
                                         Robert Hoegler